UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: November 29, 2013		Signed:	/s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: November 29, 2013		Signed:	/s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

For Immediate Release: November 29, 2013

Canadian Pacific announces the appointment of Bart Demosky as

Executive Vice-President and Chief Financial Officer

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today announced that Bart Demosky has been appointed Executive Vice-President and Chief Financial Officer (CFO) effective December 28, 2013. On October 23, 2013, CP announced that Brian Grassby would retire as the company’s Senior Vice-President and Chief Financial Officer at year-end.

Demosky joins CP from Suncor Energy where he had been Chief Financial Officer since 2009. His career at Suncor began in 2006 when he was appointed vice president and treasurer. In 2008 Demosky was appointed Senior Vice-President Business Services. Demosky brings to CP over 25 years of senior financial, strategic, operations and risk management experience.

“Our search for a new CFO began when Brian informed us of his decision to retire at the end of the year,” said E. Hunter Harrison, CP’s Chief Executive Officer. “This was the most comprehensive North American CFO search process in my career, as management and the Board recognized the importance of bringing in someone with the breadth of business experience and financial talent required to help lead this organization forward. In Bart Demosky, we believe we have found that individual. Bart is arguably one of the top CFO’s in Canadian business and we are thrilled that he will be joining our team.”

“I would also like to thank Brian for his years of dedicated service to CP and wish him all the best in retirement,” added Harrison.

“The transformation of CP, one of Canada’s most iconic organizations, is without question one of the most successful turnaround stories in Canadian history,” said Demosky. “I am honoured and excited by this opportunity to work along-side Hunter Harrison and the CP team and lead the finance organization as we continue the incredible progress that has already begun.”

As CP’s executive vice-president and CFO, Demosky will be a key member of the senior management team responsible for helping plan the long-term strategic direction of the company. Other responsibilities will include financial planning, reporting and accounting systems as well as pension, treasury and tax. Demosky holds a bachelor’s degree in economics from the University of Calgary and is an honours graduate from the University of Calgary’s Management Development Program.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca